UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Ophthotech Corp.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

683745103

(CUSIP Number)

Robert Liptak

Clarus Ventures, LLC

101 Main Street, Suite 1210

Cambridge, MA 02142

617.949.2200

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

June 16, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240. 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 683745103	13D	Page 2 of 6

Item 1. Security and Issuer

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed on November 13, 2013 as amended by Amendment No. 1 thereto filed on February 26, 2014 (the “Original Schedule 13D”, and as amended, the “Schedule 13D”), and relates to the common stock, $0.001 par value (the “Common Stock”), of Ophthotech Corp., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is One Penn Plaza, 35th Floor, New York, New York 10119.

Item 2. Identity and Background

This statement is being filed by:

(a) Clarus Lifesciences II, L.P. (the “Fund”);

(b) Clarus Ventures II GP, L.P. (“Clarus GP”), which is the sole general partner of the Fund; and Clarus Ventures II, LLC (“Clarus GPLLC” and, together with Clarus GP, the “Control Entities”), which is the sole general partner of Clarus GP; and

(c) Robert Liptak, Nicholas Simon, Nicholas Galakatos, Dennis Henner, Kurt Wheeler and Michael Steinmetz (together, the “Managing Directors”). The Managing Directors are the directors of Clarus GPLLC.

The persons named in this Item 2 are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 99.1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

The address of the principal business office of the Reporting Persons is Clarus Ventures, 101 Main Street, Suite 1210, Cambridge, MA 02142.

The principal business of the Fund is to invest in and assist growth-oriented businesses in healthcare and life sciences. The principal business of Clarus GP is to act as the sole general partner of the Fund. The principal business of Clarus GPLLC is to act as the sole general partner of Clarus GP. The principal business of each of the Managing Directors is to manage the Control Entities, the Fund and affiliated entities with similar businesses.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Fund and Clarus GP are limited partnerships organized under the laws of the State of Delaware. Clarus GPLLC is a limited liability company organized under the laws of the State of Delaware. Each of the Messrs. Liptak, Simon, Galakatos, Henner and Wheeler is a United States citizen. Mr. Steinmetz is a German citizen.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable.

CUSIP No. 683745103	13D	Page 3 of 6

Item 4. Purpose of Transaction

Not applicable.

Item 5. Interest in Securities of the Issuer

Each of the Reporting Persons has ceased to beneficially own more than five percent of the Common Stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13D.

Exhibit 2 – Power of Attorney dated as of February 13, 2014.

CUSIP No. 683745103	13D	Page 4 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 30, 2014

CLARUS LIFESCIENCES II, L.P.

By:	Clarus Ventures II GP, L.P., its general partner

By:	Clarus Ventures II, LLC, its general partner

By:	/s/ Robert Liptak
Manager

CLARUS VENTURES II GP, L.P.

By:	Clarus Ventures II, LLC, its general partner

By:	/s/ Robert Liptak
Manager

CLARUS VENTURES II, LLC

By:	/s/ Robert Liptak
Manager

*
Nicholas Galakatos

*
Dennis Henner

/s/ Robert Liptak
Robert Liptak

*
Nicholas Simon

*
Michael Steinmetz

*
Kurt Wheeler

*By:	/s/ Robert Liptak
Robert Liptak, as Attorney-in-Fact

This Schedule 13D was executed by Robert Liptak on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2.

CUSIP No. 683745103	13D	Page 5 of 6

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Ophthotech.

Date: June 30, 2014

CLARUS LIFESCIENCES II, L.P.

By:	Clarus Ventures II GP, L.P., its general partner

By:	Clarus Ventures II, LLC, its general partner

By:	/s/ Robert Liptak
Manager

CLARUS VENTURES II GP, L.P.

By:	Clarus Ventures II, LLC, its general partner

By:	/s/ Robert Liptak
Manager

CLARUS VENTURES II, LLC

By:	/s/ Robert Liptak
Manager

*
Nicholas Galakatos

*
Dennis Henner

/s/ Robert Liptak
Robert Liptak

*
Nicholas Simon

*
Michael Steinmetz

*
Kurt Wheeler

*By:	/s/ Robert Liptak
Robert Liptak, as Attorney-in-Fact

This Schedule 13D was executed by Robert Liptak on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2.

CUSIP No. 683745103	13D	Page 6 of 6

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Robert Liptak with full power to act singly, his true and lawful attorney-in-fact, with full power of substitution, to: (i) sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a general partner of any partnership or limited liability company, pursuant to Section 13 or 16 of the Securities Exchange Act of 1934, as amended, and any and all regulations promulgated thereunder, (ii) file the same (including any amendments thereto), with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and any stock exchange or similar authority and (iii) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this power of attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate.

Each of the undersigned hereby grant to the attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.

This power of attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to the attorney-in-fact.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 13th day of February, 2014.

/s/ Nicholas Galakatos
Nicholas Galakatos

/s/ Dennis Henner
Dennis Henner

/s/ Nick Simon
Nick Simon

/s/ Michael Steinmetz
Michael Steinmetz

/s/ Kurt Wheeler
Kurt Wheeler